Zilog Announces Second Quarter
Fiscal 2010 Financial Results

SAN JOSE, Calif., October 28, 2009 /PRNewswire-First Call/ -- Zilog, Inc. (Nasdaq: ZILG), a trusted supplier of application specific, embedded system-on-chip (SoC) solutions for industrial and consumer markets, today reported financial results for its three- and six-month periods ended September 26, 2009.

Net sales from continuing operations for the fiscal 2010 second quarter ended September 26, 2009 were $8.1 million, a sequential increase of 12 percent and a year-over-year decrease of 23 percent. The sequential increase exceeded the previously announced guidance range. The increase over the first fiscal quarter sales levels reflected growth in all regions as well as a rise in ongoing licensing royalties. Sales included licensing royalties of $1.0 million in the second fiscal quarter, compared to $0.7 million in the previous quarter and $0.6 million in the second fiscal quarter a year ago. The year-over-year decline in sales reflects the worldwide fall in demand for end products as a result of the global economic downturn. On February 18, 2009, the Company sold its universal remote control and secured transaction processor businesses. In accordance with FASB ASC 205.2 (FAS 144), the comparative financial statements for the Company's previous fiscal periods ended September 27, 2008, have been restated to reflect the sold businesses as discontinued operations.

GAAP net income for the fiscal second quarter ended September 26, 2009, was $1.6 million, or 9 cents per share, compared to GAAP net income of $0.4 million, or 2 cents per share, in the previous fiscal quarter and a GAAP net loss of $1.6 million, or 9 cents per share, for the fiscal second quarter a year ago. Net income for the fiscal 2010 second quarter includes a gain from discontinued operations reflecting a receipt of $1.55 million, or 50 percent of an escrow balance that was outstanding from the sale of the businesses in February 2009. The remainder of the escrow balance is expected to be received in February 2010. The previous fiscal quarter's results included $1.0 million in other income for the sale of certain patents and intellectual property rights. Additionally, the results for the second fiscal quarter a year ago included net income from discontinued operations of $2.1 million.

"In the second quarter of fiscal 2010, we continued the improved performance we achieved in the opening quarter of this fiscal year, as once again we recorded profitability, sequential sales growth, increased cash and a positive book-to-bill ratio. Our second fiscal quarter results exceeded our guidance, reflecting higher margins, lower spending and increased revenues—including a sizeable increase in licensing revenue," said Darin G. Billerbeck, Zilog's president and chief executive officer. "As a result, the second quarter was our third consecutive fiscal quarter of GAAP net income. Even excluding the discontinued operations gain, we were non-GAAP profitable in the second fiscal quarter. These results, combined with our substantial progress in development of our new energy management solutions, gives us growing confidence as the global economy begins to recover."

On a year-to-date basis for the six months ended September 26, 2009, sales were $15.3 million and GAAP net income was $2.0 million, or 12 cents per share, compared to sales of $20.1 million and a GAAP net loss of $3.3 million, or 19 cents per share, for the six months ended September 27, 2008. Net income for the fiscal 2010 first half includes net gains of $1.0 million for the sale of patents and intellectual property rights as well as a gain of $1.5 million for discontinued operations offset by special charges of $0.2 million. Additionally, excluding special charges and amortization of intangible assets, operating expenses for continuing operations for the fiscal first half of fiscal 2010 were $7.1 million, a 52 percent reduction from spending levels in the first half of fiscal 2009. Additionally, fiscal 2009 first half results included special charges of $1.1 million related to activities associated with consolidation and outsourcing of certain of the company's activities.

The Company reported cash, cash equivalents and long-term investments of $36.4 million at September 26, 2009, compared to $34.7 million and $33.3 million at June 27, 2009 and March 31, 2009, respectively. Net cash provided by continuing operating activities was $0.2 million for the fiscal 2010 second quarter, as compared to net cash used in continuing operating activities of $3.4 million for the second quarter in the prior fiscal year and net cash provided by continuing operating activities of $2.0 million in the previous fiscal quarter. On a non-GAAP basis, adjusted EBITDA from continuing operations, as defined below, was positive $0.7 million for the fiscal 2010 second quarter, as compared to negative $2.3 million in the second fiscal quarter a year ago and positive $0.7 million in the prior fiscal quarter.

"Our second quarter results reflected the benefits of our business rationalization, including a continued reduction in our overall spending. Our current cost structure scales to support revenue growth with minimal incremental spending. With the stabilization in our business model and the strength of our balance sheet, we are well positioned to take advantage of improvements in the global economy," said Perry J. Grace, Zilog's executive vice president and chief financial officer. "In the short term, we remain cautiously optimistic. December is historically a seasonally slower quarter, although beginning quarter backlog levels for the third quarter fiscal 2010 are higher than they were at the same time last quarter. We are not expecting the third quarter fiscal 2010 licensing royalties to be as high as they were last quarter, and distribution end-demand will be key to determining the final revenue levels for the third quarter," Grace concluded.

The Company expects net sales for its fiscal 2010 third quarter ending December 27, 2009, to be lower by 3 percent to 5 percent, as compared to the second fiscal quarter ended September 26, 2009. At December 27, 2009 the Company anticipates to end with cash, cash equivalents and long-term investment levels consistent with those at September 26, 2009.

NON-GAAP FINANCIAL INFORMATION (Unaudited)

The Company may make reference to certain Non-GAAP financial measures. Management believes that these Non-GAAP measures are useful measures of operating performance and liquidity because they may exclude the impact of certain items, such as amortization of intangible assets, stock-based compensation, depreciation, non-operating interest, income taxes and special charges. However, these Non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net income (loss) and net cash provided by (used in) operating activities, or other financial measures prepared in accordance with GAAP.

	Three Months Ended				
	Sep. 26, 2009	Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008
			(in thousands)		
Reconciliation of Non-GAAP Net Loss to GAAP Net Loss					
Non-GAAP net income (loss) from continuing operations	$333	$394	($1,776)	($2,871)	($2,563)
Non-GAAP adjustments on continuing operations:					
Special charges and credits	77	135	3,478	1,696	554
Amortization of intangible assets	-	-	174	209	209
Non-cash stock-based compensation COS	19	19	21	44	30
Non-cash stock-based compensation R&D	20	24	(24)	126	47
Non-cash stock-based compensation SG&A	167	183	201	297	211
Total non-GAAP adjustments, continuing operations	283	361	3,850	2,372	1,051
GAAP net income (loss) from continuing operations	$50	$33	($5,626)	($5,243)	($3,614)

Non-GAAP Net Income (Loss) from continuing operations (Unaudited)

Non-GAAP net income (loss) from continuing operations (Non-GAAP net income (loss)) excludes special charges and non-cash charges relating to the amortization of intangible assets and stock-based compensation. Following the sale of the two businesses in February, 2009, Non-GAAP net income (loss) was restated to exclude amounts related to the Company's discontinued operations. We believe that Non-GAAP net income (loss) is a useful measure as it excludes certain special charge items as well as certain non-cash charges, which facilitates a comparison of the Company's operating performance. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, the net loss measured in accordance with GAAP.

	Three Months Ended				
Reconciliation of Net Loss and Cash Flows From Operating Activities to EBITDA	Sep. 26, 2009	Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008
			(in thousands)		
Reconciliation of net loss to EBITDA:					
Net income (loss) from continuing operations	$50	$33	($5,626)	($5,243)	($3,614)
Depreciation and amortization	338	318	452	466	478
Interest income	(6)	(3)	(4)	(24)	(49)
Provision (benefit) for income taxes	22	40	(2)	67	62
EBITDA from continuing operations	$404	$388	($5,180)	($4,734)	($3,123)
Reconciliation of EBITDA to net cash provided by (used in) conitnuing operating activities:					
EBITDA	$404	$388	($5,180)	($4,734)	($3,123)
Provision (benefit) for income taxes	(22)	(40)	2	(67)	(62)
Interest income	6	3	4	24	49
Non-cash stock-based compensation	206	226	198	467	288
Loss on disposition of operating assets	-	-	986	11	-
Changes in other operating assets and liabilities	(394)	1,457	(4,119)	(571)	(577)
Net cash provided by (used in) continuing operating activities	$200	$2,034	($8,109)	($4,870)	($3,425)

Non-GAAP EBITDA (Unaudited)

Management believes that Non-GAAP EBITDA ("EBITDA"), that is Earnings or loss Before Interest, Taxes, Depreciation and Amortization, is a useful measure of financial performance. Following the sale of the two businesses in February, 2009, EBITDA was restated to exclude amounts related to the Company's discontinued operations. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investors regularly use EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital.

	Three Months Ended				
Reconciliation of Net Loss and Cash Flows From Operating Activities to Adjusted EBITDA	**Sep. 26, 2009**	**Jun. 27, 2009**	**Mar. 31, 2009**	**Dec. 27, 2008**	**Sep. 27, 2008**
			(in thousands)		
Reconciliation of net loss to Adjusted EBITDA:					
Net income (loss) from continuing operations	$50	$33	($5,626)	($5,243)	($3,614)
Depreciation and amortization	338	318	452	466	478
Interest income	(6)	(3)	(4)	(24)	(49)
Provision (benefit) for income taxes	22	40	(2)	67	62
Special charges and credits	77	135	3,478	1,696	554
Non-cash stock-based compensation	206	226	198	467	288
Adjusted EBITDA, continuing operations	$687	$749	($1,504)	($2,571)	($2,281)
Reconciliation of Adjusted EBITDA to net cash provided by (used in) continuing operating activities:					
Adjusted EBITDA, continuing operations	$687	$749	($1,504)	($2,571)	($2,281)
Special charges and credits	(77)	(135)	(3,478)	(1,696)	(554)
Provision (benefit) for income taxes	(22)	(40)	2	(67)	(62)
Interest income	6	3	4	24	49
Loss on disposition of operating assets	-	-	986	11	-
Changes in other operating assets and liabilities	(394)	1,457	(4,119)	(571)	(577)
Net cash provided by (used in) continuing operating activities	$200	$2,034	($8,109)	($4,870)	($3,425)

Non-GAAP Adjusted EBITDA (Unaudited)

EBITDA reflects our Earnings or loss Before Interest, Taxes, Depreciation and Amortization. Additionally, management uses separate "Adjusted EBITDA" calculations for purposes of determining certain employees' incentive compensation and, subject to meeting specified Adjusted EBITDA amounts. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, relocation costs and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities, which are included in net cash provided by (used in) operating activities. Following the sale of the two businesses in February, 2009, Adjusted EBITDA was restated to exclude amounts related to the Company's discontinued operations. Our management uses Adjusted EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided or used in operating activities prepared in accordance with GAAP.

About Zilog, Inc.

Zilog is a trusted supplier of application specific, embedded system-on-chip (SoC) solutions for the industrial and consumer markets. From its roots as an award-winning architect in the microprocessor and microcontroller industry, Zilog has evolved its expertise beyond core silicon to include SoCs, single board computers, application specific software stacks and development tools that allow embedded designers quick time to market in areas such as energy management, monitoring and metering and motion detection. For more information, visit http://www.zilog.com/.

EZ80ACCLAIM!, Zilog, Z8, Z80, eZ80, Z8 ENCORE!, Encore!XP and Zneo are registered trademarks of Zilog, Inc. in the United States and in other countries.

Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

Cautionary Statements

This release contains forward-looking statements (including those related to our expectations for our December 2009 quarter and our position as the global economy recovers as well as our expectations with respect to the remaining escrow funds) relating to expectations, plans or prospects for Zilog, Inc. that are based upon the current expectations and beliefs of Zilog's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, weakness in our 8-bit classic or embedded flash products could negatively impact our December 2009 fiscal quarter. Changes in requirements for supporting the Transition Services Agreement with Maxim Integrated Products, Inc. could impact our cash projections. Additionally, our ability to attract and retain technical employees may be negatively impacted by uncertainties relating to potential future changes in the ownership and control of the Company which may make it difficult to execute on our long-term strategy. Whether we receive the remaining escrow funds in February 2010 depends on whether there are any claims for indemnification made by the buyer of our remote control and point of sale businesses.

Design wins are defined as the projected one-year net sales for a customer's new product design for which the Company has received at least a $1,000 purchase order for its devices. Design win estimates are determined based on projections from customers and may or may not be realized. Whether or not Zilog achieves anticipated revenue from design wins can be dependent on the timeliness of customers to ramp and whether or not the project in question is as commercially successful as the customers anticipated. Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, Zilog does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. Zilog, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

The financial information presented herein is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the Company's Form 10-Q for the period ended September 26, 2009.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2009, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.Zilog.com.

Contact:
Daniel Francisco
Francisco Group
Zilog Communications
(916) 812-8814
Source: Zilog, Inc. www.Zilog.com

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Sept 26, 2009	March 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$35,998	$32,230
Accounts receivable, net	3,446	1,698
Receivables under transition services agreement	845	1,696
Escrow receivable related to sold business	1,550	3,100
Inventories	3,747	4,022
Deferred tax asset	10	10
Prepaid expenses and other current assets	685	1,199
Current assets associated with discontinued operations	-	960
Total current assets	46,281	44,915
Long term investments	375	1,100
Property, plant and equipment, net	2,152	2,347
Goodwill	2,211	2,211
Other assets	1,173	1,079
Total assets	$52,192	$51,652
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short term debt	$ -	$346
Accounts payable	2,722	1,939
Payables under transition services agreement	3,496	275
Income taxes payable	170	195
Accrued compensation and employee benefits	1,373	1,349
Other accrued liabilities	3,478	3,828
Deferred income including remaining escrow	5,022	8,024
Current liabilities associated with discontinued business	-	1,256
Total current liabilities	16,261	17,212
Deferred tax liability	10	10
Other non-current liabilities	1,857	2,804
Total liabilities	18,128	20,026
Stockholders' equity:		
Common stock	186	186
Additional paid-in capital	127,876	127,436
Treasury stock	(7,563)	(7,563)
Other comprehensive income	185	173
Accumulated deficit	(86,620)	(88,606)
Total stockholders' equity	34,064	31,626
Total liabilities and stockholders' equity	$52,192	$51,652

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data and percentages)

	Three Months Ended		Six Months Ended	
	Sep. 26, 2009	**Sep. 27, 2008**	**Sep. 26, 2009**	**Sep. 27, 2008**
Net sales from continuing operations	$8,070	$10,474	$15,305	$20,078
Cost of sales	4,386	6,086	8,906	11,345
Gross margin	3,684	4,388	6,399	8,733
Gross margin %	45.7%	41.9%	41.8%	43.5%
Operating expenses:				
Research and development	1,179	1,757	2,210	3,490
Selling, general and administrative	2,370	5,723	4,851	11,215
Special charges	77	554	212	1,144
Amortization of intangible assets	-	209	-	418
Total operating expenses	3,626	8,243	7,273	16,267
Operating income (loss)from continuing operations	58	(3,855)	(874)	(7,534)
Interest and other income :				
Interest income	6	49	9	119
Other income, net	8	254	1,010	350
Income (loss) from continuing operations before provision for income taxes	72	(3,552)	145	(7,065)
Provision for income taxes	22	62	62	116
Net income (loss) from continuing operations	50	(3,614)	83	(7,181)
Net income from discontinued operations	36	2,058	356	3,884
Gain from sale of discontinued operations, net of tax	1,547	-	1,547	-
Net income (loss)	$1,633	($1,556)	$1,986	($3,297)
Basic and diluted net income (loss) from continuing operations per share	-	($0.21)	-	($0.42)
Basic and diluted net income from discontinued operations per share	-	$0.12	$0.02	$0.23
Basic and diluted net income from gain on sale of discontinued operations net of tax per share	$0.09	-	$0.09	-
Basic and diluted net income (loss) per share	$0.09	($0.09)	$0.12	($0.19)
Weighted-average shares used in computing basic net income (loss) per share	17,291	16,949	17,262	16,937
Weighted-average shares used in computing diluted net income (loss) per share	17,297	16,949	17,268	16,937

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended		Six Months Ended	
	Sep. 26, 2009	**Sep. 26, 2008**	**Sep. 27, 2009**	**Sep. 27, 2008**
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income (loss) from continuing operations	$50	($3,614)	$83	($7,181)
Adjustments to reconcile net loss to net cash provided by continuing operating activities:				
Depreciation and amortization	338	478	656	914
Disposition of operating assets	-	-	-	35
Non-cash stock-based compensation	206	288	431	659
Amortization of fresh-start intangible assets	-	209	-	418
Changes in operating assets and liabilities:				
Accounts receivable, net	(1,243)	(765)	(1,748)	(373)
Receivable under transition services agreement	639	-	851	-
Escrow receivable	1,550	-	1,550	-
Patent assignment receivable	1,000	-	-	-
Inventories	(406)	963	275	1,307
Prepaid expenses and other current and non-current assets	207	(137)	432	(194)
Accounts payable	95	24	783	1,712
Payable under transition services agreement	266	-	3,221	-
Accrued compensation and employee benefits	(60)	(58)	24	678
Deferred income from disti and escrow	(1,831)	(486)	(3,002)	(902)
Accrued and other current and non-current liabilities	(611)	(327)	(1,322)	901
Net cash provided by (used in) continuing operating activities	200	(3,425)	2,234	(2,026)
Net cash provided by discontinued operating activities	36	2,842	60	1,870
CASH FLOWS FROM INVESTING ACTIVITIES:				
Redemption of long term investments	525	50	725	475
Capital expenditures	(141)	(78)	(461)	(437)
Net cash provided by (used in) investing activities	384	(28)	264	38
Net cash provided by sale of discountinued operations	1,547	-	1,547	-
CASH FLOWS FROM FINANCING ACTIVITIES:				
Proceeds from short term debt	-	-	-	660
Payments on short term debt	-	(346)	(346)	(346)
Proceeds from issuance of common stock under employee stock purchase and stock option plans	5	26	9	76
Net cash provided by (used in) financing activities	5	(320)	(337)	390
Net cash provided by discontinued financing activities	-	1	-	2
Increase in cash and cash equivalents	2,172	(930)	3,768	274
Cash and cash equivalents at beginning of period	33,826	17,829	32,230	16,625
Cash and cash equivalents at end of period	$35,998	$16,899	$35,998	$16,899

Zilog, Inc.
SELECTED UNAUDITED TRENDED FINANCIAL INFORMATION
(Amounts in thousands except percentages, selected key metrics and per share amounts)

	Three Months Ended				
	Sep. 26, 2009	Jun. 27, 2009	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008
Sales & Expenses Information:					
Net sales from continuing operations	$8,070	$7,235	$7,044	$9,035	$10,474
Cost of sales	4,386	4,520	4,379	6,091	6,086
Gross margin	3,684	2,715	2,665	2,944	4,388
Gross margin %	45.7%	37.5%	37.8%	32.6%	41.9%
Operating expenses:					
Research and development	1,179	1,031	1,118	1,657	1,757
Selling, general and administrative	2,370	2,481	3,442	4,696	5,723
Special charges and credits	77	135	3,478	1,696	554
Amortization of intangible assets	-	-	174	209	209
Total operating expenses	3,626	3,647	8,212	8,258	8,243
Operating loss from continuing operations	58	(932)	(5,547)	(5,314)	(3,855)
Interest income	6	3	4	24	49
Other income (expense)	8	1,002	(85)	114	254
Income (loss) from continuing operations before provision for income taxes	72	73	(5,628)	(5,176)	(3,552)
Provision (benefit) for income taxes	22	40	(2)	67	62
Net income (loss) from continuing operations	$50	$33	($5,626)	($5,243)	($3,614)
Net income (loss) from discontinued operatons	36	320	(3,831)	(425)	2,058
Gain from sale of discontinued oprations, net of tax	1,547	-	21,606	-	-
Net income (loss)	$1,633	$353	$12,149	($5,668)	($1,556)
Basic and diluted net income (loss) from continuing operations per share	-	-	($0.33)	($0.31)	($0.21)
Basic and diluted net income (loss) from discontinued operationsper share	-	$0.02	($0.22)	($0.02)	$0.12
Basic and diluted net income from gain on sale of discontinued operations per share	$0.09	-	$1.26	-	-
Basic and diluted net income (loss) per share	$0.09	$0.02	$0.71	($0.33)	($0.09)
Weighted average basic shares	17,291	17,230	17,171	17,071	16,949
Weighted average diluted shares	17,297	17,230	17,171	17,071	16,949
Net Sales Information:					
Net Sales - by channel					
Direct	$2,310	$1,685	$1,849	$1,625	$2,404
Distribution	5,760	5,550	5,195	7,410	8,070
Total net sales	$8,070	$7,235	$7,044	$9,035	$10,474
Net Sales - by region					
America's	$3,629	$2,840	$2,975	$3,569	$3,783
Asia (including Japan)	3,471	3,349	2,571	4,046	4,899
Europe	970	1,046	1,498	1,420	1,792
Total net sales	$8,070	$7,235	$7,044	$9,035	$10,474
Selected Key Metrics (as defined in our Form 10-Q and 10-K)					
Days sales outstanding	38	27	22	28	22
Net sales to inventory ratio (annualized)	8.6	8.7	7.0	8.0	7.5
Current ratio	2.8	2.6	2.6	1.5	1.6
Distributor weeks of inventory	12	12	18	13	12
Other Selected Financial Metrics					
Depreciation and amortization	$338	$318	$452	$466	$478
Stock based compensation	$205	$226	$198	$467	$288
Capital expenditures	$141	$320	$107	$82	$78
Cash and cash equivalents	$35,998	$33,826	$32,230	$13,560	$16,899
Long term investments	$375	$900	$1,100	$1,300	$1,450
Cash and long term investments	$36,373	$34,726	$33,330	$14,860	$18,349
Short term debt	-	-	$346	$693	$1,039
Cash and long term investments, net of debt	$36,373	$34,726	$32,984	$14,168	$17,310
EBITDA, adjusted	$687	$749	($1,504)	($2,571)	($2,281)